NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

July 31, 2002

02049235

VIA FEDEX

United States Securities and E
Office of International Corpo
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

SEC MAIL RECEIVED PROCESSING
AUG 07 2002
WASH. D.C. 155 SECTION

Attention: Mary Cascio

Dear Sirs/Mesdames:

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

dw 8/19

Encl.

NORTHERN ORION
EXPLORATIONS LTD.
Suite 1400 – 570 Granville Street, Vancouver, B.C. V6C 3P1

Wednesday, July 31, 2002 **NEWS RELEASE** **NNO – TSE**

NORTHERN ORION ANNOUNCES CHANGES TO MANAGEMENT & BOARD

Robert Cross, Northern Orion's chairman, is pleased to announce that effective August 1, 2002, David Cohen will become President and Chief Executive Officer, and a director of the Company. Mr Cohen is presently Senior Vice President and Chief Operating Officer of the Company and has a strong background as an international mining executive, corporate director and business consultant. Previously he has held executive positions with Miramar Mining Corporation and Fluor Daniel, responsible for international project development in precious and base metals. He is a Professional Engineer with a degree in Chemical Engineering and an MBA degree from the University of the Witwatersrand in South Africa.

Stephen Wilkinson will be stepping down as President and CEO of the Company having held that position since November 1999. Mr Wilkinson managed Northern Orion through very difficult financial circumstances and its subsequent successful restructuring. He will remain a director of Northern Orion. Northern Orion extends it thanks to Mr Wilkinson for transforming Northern Orion into a widely held enterprise with a sound balance sheet.

The board of Northern Orion will see two other changes. Norman Anderson and Frank Lang are retiring as directors. Through the transitional period, each has made important contributions to the Company both formally in meetings of the directors and individually by contributing their advice in consultations with management. Northern Orion thanks them both for their time and efforts.

As disclosed in our July 11, 2002 release, Northern Orion has in its three advanced projects a total contained metals amounting to approximately 8 billion pounds of copper and 5 million ounces of gold in attributable mineral resources. The Company's principal objective is to maximize the economic potential of its interest in the Agua Rica copper–gold–molybdenum project in Argentina. In addition, Northern Orion is assessing a number of potential transactions that could provide the basis for an accretive acquisition.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD

David Cohen or Robert Cross
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@northernorion.com

United States SEC filing
July 31, 2002

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. News Releases

1. July 11, 2002 – Northern Orion completes restructuring to be debt free.
2. July 15, 2002 – Assignment and Exercise of Option to Purchase Shares and Promissory notes in Northern Orion Explorations
3. July 15, 2002 – Northern Orion announces $2 million Private placement.
4. July 31, 2002 – Northern Orion announces Changes to Management and Board.

B. Correspondence with B.C. Securities Commission

1. Early Warning Report – July 16, 2002

C. Financials

1. Annual Information Form – July 4, 2002

NORTHERN ORION
EXPLORATIONS LTD.
Suite 1400 – 570 Granville Street, Vancouver, B.C. V6C 3P1

Monday, July 15, 2002 NEWS RELEASE NNO – TSE

NORTHERN ORION ANNOUNCES $2 MILLION PRIVATE PLACEMENT

Northern Orion Explorations Ltd. ("Northern Orion") is pleased to announce that it has arranged a private placement of approximately 20 million Units, priced at $0.10 per Unit. Each Unit will be composed of a Northern Orion common share plus a share purchase warrant. Each warrant will entitle the holder to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.13. The placement is non-brokered but is subject to a 10% finders fee. The transaction will close immediately upon receipt of all required regulatory approvals. Northern Orion intends to use the funds for working capital and to pursue acquisition opportunities.

On July 11, 2002, Northern Orion announced that it had eliminated all of its outstanding indebtedness and completed the redistribution of 48 million shares of the Miramar Mining Corporation control block. Northern Orion is now widely held and will be well positioned going forward to maintain its existing copper assets and to fully evaluate prospective opportunities.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD

Stephen Wilkinson, President
David Cohen, Vice President
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@northernorion.com

NEWS RELEASE

Assignment and Exercise of Option to Purchase Shares and Promissory Notes in Northern Orion Explorations Ltd. ("Northern Orion")

July 15, 2002

1341180 Ontario Limited ("Ontario Limited") announces that it has purchased and sold 18,010,000 common shares of Northern Orion.

The shares were acquired pursuant to the exercise by Ontario Limited of an option (the "Share Option") granted by Miramar Mining Corporation ("Miramar") to Ontario Limited to purchase up to 60,012,471 common shares of Northern Orion. In addition, Ontario Limited has assigned to third parties a portion of the Share Option with respect to the purchase of 30 million shares of Northern Orion. The balance of the Share Option has been allowed to expire (as previously disclosed in a press release by Ontario Limited dated February 23, 2001).

Separately, Ontario Limited has assigned to third parties all of its option to acquire from Miramar two convertible notes in the total principal amount of $6.9 million previously issued by Northern Orion to Miramar and convertible into shares of Northern Orion at the rate of $0.15 of the principal amount per share.

Following these transactions, Ontario Limited has ceased to hold any securities of Northern Orion.

1341180 Ontario Limited

Per: *"Robert Cross"*
Robert Cross, President

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

NORTHERN ORION EXPLORATIONS LTD

July 11, 2002

NEWS RELEASE

NORTHERN ORION COMPLETES RESTRUCTURING TO BE DEBT FREE

Northern Orion Explorations Ltd. ("Northern Orion") is pleased to announce that it has eliminated all of its outstanding indebtedness with the conversion of $6.9 million in secured convertible notes held by Miramar Mining Corporation ("Miramar"). The conversion was triggered with the completion today of the distribution of a minimum of 48 million of the 70 million shares of Miramar's control block. The option on Miramar's block was originally disclosed in Northern Orion's news release of February 23, 2001.

The Company has now effectively completed its restructuring which commenced under current management in November 1999. Since that time, over $5 million has been raised, overhead costs have been significantly reduced, and over $50 million in debt has been removed from the balance sheet. Highlights include:

- Conversion of a $21.4 million debenture into shares at a price of $1.47 per share;
- Conversion of $4.5 million in debt at a price of $0.30 per share;
- Settlement of $18 million in debt for a royalty capped at $15 million;
- Redistribution of the Miramar control block to institutional investors; and
- Conversion of all remaining $6.9 million debt at a price of $0.15 per share.

Throughout the financial restructuring, Northern Orion has preserved its core copper and gold asset base in three advanced projects:

Northern Orion Explorations Ltd.
Mineral Resources with Sensitivities to Cut Off Grades (%Cu)

Project	NNO Ownership*	RESOURCES (Measured and Indicated) Tonnes (000's) Total	Attributable to NNO	Copper %	Gold g/t	Silver g/t	Molybdenum %	*Cut Off Grade % Cu*
Aqua Rica	29%	1,714,000	498,800	0.43	0.17	3.00	0.032	*0.20*
		750,000	218,250	0.66	0.23	3.20	0.037	*0.40*
		167,000	48,600	0.99	0.32	3.30	0.036	*0.70*
San Jorge	100%	381,400	381,400	0.39	0.15	n/a	n/a	*0.25*
		113,400	113,400	0.60	0.18	n/a	n/a	*0.40*
Mantua	50%	7,525	3,763	2.74	n/a	n/a	n/a	*0.70*

Northern Orion has attributable mineral resources containing approximately 8 billion pounds of copper and 5 million ounces of gold. Management believes that the recent strengthening of the precious metals sector may be indicative of a positive longer-term trend in the base metal market and underlying equities.

Northern Orion's principal objective is to maximize the economic potential of its interest in the Agua Rica copper–gold–molybdenum project in Argentina. In addition, Northern Orion is assessing a number of potential base- and precious-metal transactions to provide the basis for a value-added acquisition.

For further information please contact:

Stephen J. Wilkinson
President and Chief Executive Officer
NORTHERN ORION EXPLORATIONS LTD.
Tel: (604) 687-4622 / Fax: (604) 687-4212
Email: info@northernorion.com

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO)

1. **The name of the offeror:**

1341180 Ontario Limited (the "Offeror")

2. **The number of securities over which the offeror and any person or company acting jointly or in concert with the offeror acquired ownership or control or direction as a result of the transaction or occurrence giving rise to the report:**

On July 11, 2002, the Offeror purchased and sold 18,010,000 common shares of Northern Orion Explorations Ltd. ("Northern Orion"). The shares were acquired pursuant to the exercise by Ontario Limited of an option (the "Share Option") granted by Miramar Mining Corporation ("Miramar") to Ontario Limited to purchase up to 60,012,471 common shares of Northern Orion. In addition, Ontario Limited has assigned to third parties a portion of the Share Option with respect to the purchase of 30 million shares of Northern Orion. The balance of the Share Option has been allowed to expire (as previously disclosed in a press release by Ontario Limited dated February 23, 2001).

Separately, the Offeror assigned to third parties all of its option to acquire from Miramar two convertible notes in the total principal amount of $6.9 million previously issued by Northern Orion to Miramar and convertible into shares of Northern Orion at the rate of $0.15 of the principal amount per share.

3. **The ownership of or control and direction by the offeror and any person or company acting jointly or in concert with the offeror over the securities immediately after the transaction or occurrence giving rise to the report:**

Nil.

4. **The name of the market wherein the transaction or occurrence took place:**

Private Placement

5. **The purpose of the offeror and any person or company acting jointly or in concert with the offeror in effecting the transaction, including any future intention to increase the beneficial ownership, control or direction of the offeror and any person or company acting jointly or in concert with the offeror over securities of the offeree issuer:**

The Offeror initially acquired the interest in the securities under an option from Miramar. On July 11, 2002, the Offeror assigned the interests disclosed above, and purchased and sold the shares received in connection with the exercise of the Share Option as disclosed above.

Following these transactions, the Offeror has ceased to hold any securities of Northern Orion.

6. **Where applicable, a description of any change in any material fact set out in a previous report:**

On February 23, 2001, the Offeror filed a report evidencing the grant of the options by Miramar. On July 6, 2002, the Offeror assigned to third parties, a portion of the Share Option with respect to the purchase of 30 million shares of Northern Orion. Separately, the Offeror assigned to third parties all of its option to acquire from Miramar two convertible notes in the total principal amount of $6.9 million previously issued by Northern Orion to Miramar and convertible into shares of Northern Orion at the rate of $0.15 of the principal amount per share.

7. **The names of the persons or companies acting jointly or in concert with the offeror in connection with the disclosure required by clause (2) or (3):**

Not applicable.

DATED as of this 15th day of July, 2002.

1341180 Ontario Limited

(signed) *"Robert Cross"*
Robert Cross, Director